UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 300, 18817 Stony Plain Road

Edmonton, Alberta T5S 0C2

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Martin Ferron
Name:	Martin Ferron
Title:	President & Chief Executive Officer

Date: February 26, 2016

NXZQ 000001

SAM SAMPLE

123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X COMMON SHARES CANADA

Holder Account Number

B9999999999 IND

*S000001Q01* Intermediary

ABCD

———-Fold

Voting Instruction Form (“VIF”)—Annual General Meeting to be held on Wednesday, April 6, 2016

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8. Your voting instructions will be recorded on receipt of the VIF.

9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

———-Fold

VIFs submitted must be received by 3:00 pm, Mountain Time, on Monday, April 4, 2016

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone To Vote Using the Internet

•	Call the number listed BELOW from a touch tone Go to the following web site: telephone. www.investorvote.com
•	Smartphone?

1-866-734-VOTE (8683) Toll Free

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

NXZQ_VIF_221242/000001/000001/i

SAM SAMPLE B9999999999 *B9999999999* IND DT *B9999999999*

Appointee(s)

I/We being holder(s) of North American Energy Partners Inc. hereby OR If you wish to attend in person or appoint appoint(s): Martin R. Ferron, or failing him, Joseph C. Lambert someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting (the “Meeting”) of securityholders of North American Energy Partners Inc. to be held in Suite 300, 18817 Stony Plain Road NW, Edmonton, Alberta on Wednesday, April 6, 2016 at 3:00 pm (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors For Withhold For Withhold For Withhold

01.	Martin R. Ferron 02. Ronald A. McIntosh 03. William C. Oehmig

———-Fold

04.	Bryan D. Pinney 05. Allen R. Sello 06. Jay W. Thornton

For Withhold

2. Appointment of Auditors

KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such.

———-Fold

Authorized Signature(s)—This section must be completed for your Signature(s) Date instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Interim Financial Statements—Mark this box if you would Annual Financial Statements—Mark this box if you would like to receive Interim Financial Statements and like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by accompanying Management’s Discussion and Analysis by mail. mail.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

N X Z Q 2 2 1 2 4 2 1 V I A R 1 9 9 9 9 9

NXZQ 000002

SAM SAMPLE

123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X COMMON SHARES AUSTRALIA

Holder Account Number

B9999999999 IND

*S000002Q01* Intermediary

ABCD

———-Fold

Voting Instruction Form (“VIF”)—Annual General Meeting to be held on Wednesday, April 6, 2016

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8. Your voting instructions will be recorded on receipt of the VIF.

9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

———-Fold

VIFs submitted must be received by 3:00 pm, Mountain Time, on Monday, April 4, 2016

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone To Vote Using the Internet

•	Call the number listed BELOW from a touch tone Go to the following web site: telephone. www.investorvote.com
•	Smartphone?

312-588-4291 Direct Dial

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

NXZQ_VIF_221242/000002/000002/i

SAM SAMPLE B9999999999 *B9999999999* IND DT *B9999999999*

Appointee(s)

I/We being holder(s) of North American Energy Partners Inc. hereby OR If you wish to attend in person or appoint appoint(s): Martin R. Ferron, or failing him, Joseph C. Lambert someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting (the “Meeting”) of securityholders of North American Energy Partners Inc. to be held in Suite 300, 18817 Stony Plain Road NW, Edmonton, Alberta on Wednesday, April 6, 2016 at 3:00 pm (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors For Withhold For Withhold For Withhold

01.	Martin R. Ferron 02. Ronald A. McIntosh 03. William C. Oehmig

———-Fold

04.	Bryan D. Pinney 05. Allen R. Sello 06. Jay W. Thornton

For Withhold

2. Appointment of Auditors

KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such.

———-Fold

Authorized Signature(s)—This section must be completed for your Signature(s) Date instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Interim Financial Statements—Mark this box if you would Annual Financial Statements—Mark this box if you would like to receive Interim Financial Statements and like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by accompanying Management’s Discussion and Analysis by mail. mail.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

N X Z Q 2 2 1 2 4 2 1 V I A R 1 9 9 9 9 9